MARC-ANDRÉ BRULOTTE

CERTIFICATE OF QUALIFICATION

Re: NI 43-101 Technical Report, Lalor & Snow Lake Operations, Manitoba, Canada

I, Marc-André Brulotte, P.Geo., of Oakville, Ontario, do hereby certify that:

1) I am currently employed as Executive Director, Global Mineral Resource Evaluation with Hudbay Minerals Inc. (the "Issuer"), 25 York Street, Suite 800, Toronto, Ontario, Canada, M5J 2V5.

2) I graduated from the Université du Québec à Montréal, obtaining (a) a bachelor's degree in Geology in 2002 and (b) a master's degree in Earth Sciences in 2005.

3) I am a member in good standing with (a) Professional Geoscientists Ontario, member number 2698 and (b) Engineers and Geoscientists BC, member number 65803.

4) I have practiced my profession continuously for approximately 21 years and have been involved in mineral exploration, project evaluation, resource and reserve evaluation, and technical support to mine operations in underground and open pit mines for base metals and precious metals in the Americas and Australia.

5) I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education and affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purpose of NI 43-101.

6) I am responsible for the preparation of the Technical Report titled "NI 43-101 Technical Report, Lalor & Snow Lake Operations, Manitoba, Canada" (the "Technical Report"), dated November 5, 2026, with an effective date of September 1, 2026.

7) I last visited the Lalor & Snow Lake Operations in July 2026, for a duration of approximately five (5) days. I also visited the Project several times prior to that date, as described further in the Technical Report.

8) As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9) I am not independent of the Issuer. Since I am an employee of the Issuer, a producing issuer, I fall under subsection 5.3(3) of NI 43-101 where "a technical report required to be filed by a producing issuer is not required to be prepared by or under supervision of an independent qualified person".

10) I have been involved with the Lalor & Snow Lake Operations, which are the subject of the Technical Report, continuously since approximately April 2015.

11) I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

12) I consent to the public filing of the Technical Report with any stock exchange, securities commission or other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

* * *

[Signature page follows]

Dated as of the 6th day of November, 2026.

Original signed by:

(signed) "Marc-André Brulotte"

Marc-André Brulotte, P.Geo